September 1, 2015

Lyn Shenk, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE: Champion Industries, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2014
Filed January 29, 2015
File No. 000-21084

Dear Mr. Shenk:

We are in receipt of your letter dated August 25, 2015 providing comments on the referenced filing for Champion Industries, Inc. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.

Table of Contractual Obligations, page 35

1.
As this table is intended to increase the transparency of cash flows, and interest appears to be material to you, we believe you should include interest payments on long term debt. Please revise accordingly. For variable rates of interest, you may determine the appropriate methodology to estimate the interest payments, with disclosure of the methodology used in your estimate.

Company Response:

The Company will revise the table of contractual obligations in future filings of its Form 10-K to disclose estimated interest payments on long term debt for a five year period and beyond, as applicable. The Company will also disclose its method of calculating estimated interest on variable rate debt.

Item 9A – Controls and Procedures

b) Management’s Report on Internal Controls Over Financial Reporting, page 39

2.	Please state whether you applied the 1992 or 2013 framework, pursuant to Item 308(a)(2) of Regulation S-K.

Company Response:

For the fiscal year ended October 31, 2014, the Company’s Management applied the Internal Control – Integrated Framework published in 1992 by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of internal controls over financial reporting; in future filings the Company will state whether its Management used the 1992 or 2013 Framework.

Report of Independent Registered Accounting Firm, page F-2

3.
We note that the opinion currently presented is dated January 29, 2014, which is prior to the current period end date of October 31, 2014. Please file an amended Form 10-K that includes a properly dated opinion. Refer to Rule 2-02 of Regulation S-X.

Company Response:

The Company will make the correction and file an amended Form 10-K for the period ended October 31, 2014.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Commission’s request for information. If there are any questions regarding the foregoing, or if I can be of any assistance to the Commission, please feel free to contact me at (304) 691-5050.

Very truly yours,
/s/Justin T. Evans
Justin T. Evans, Chief Financial Officer